Oncolytics Biotech® Announces Voting Results from the Annual General Meeting of Shareholders

SAN DIEGO, CA, August 11, 2025 -- Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Corporation” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced the voting results from its Annual General Meeting (AGM) of Shareholders held on Friday, August 8, 2025. A total of 37.42% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the eight nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation’s next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Patricia Andrews	10,498,328	88.83%	1,320,714	11.17%
Deborah M. Brown	10,115,110	85.58%	1,703,932	14.42%
Jared Kelly	10,830,605	91.64%	988,437	8.36%
Angela Holtham	10,175,887	86.10%	1,643,155	13.90%
James T. Parsons	10,172,958	86.07%	1,646,084	13.93%
Wayne Pisano	10,148,894	85.87%	1,670,148	14.13%
Jonathan Rigby	9,508,770	80.45%	2,310,272	19.55%
Bernd R. Seizinger	10,269,441	86.89%	1,549,601	13.11%

In addition to the election of all nominees listed as directors in the management information circular, dated June 18, 2025, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at eight and appointing the auditors for the Corporation for the ensuing year.

For more details on the matters covered at the annual meeting, please refer to the Corporation’s management information circular available on SEDAR at https://www.sedarplus.ca/home/. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com